Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Docebo Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Docebo, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Revenue Related to Contracts with Non-Standard Terms and Conditions, Pricing and Promised Services

As discussed in Note 2 to the consolidated financial statements, the Company enters into significant revenue contracts with certain large enterprise customers that contain non-standard terms and conditions, pricing and promised services. Significant management judgment can be required to assess the impact of these items on the amount and timing of revenue recognition for these contracts. Areas which require judgment include the determination of performance obligations, calculation of transaction price, allocation of transaction price across performance obligations, and timing of revenue recognition.

We identified the evaluation of revenue related to contracts with non-standard terms and conditions, pricing and promised services as a critical audit matter. Significant auditor judgment and effort was required to evaluate their impact on revenue recognition, including the determination of performance obligations, calculation of transaction price, allocation of transaction price across performance obligations, and timing of revenue recognition.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls over the execution of contracts and the review of contracts with non-standard terms and conditions, pricing and promised services to analyze the impact on revenue recognition. We tested a selection of contracts by reading the underlying customer contracts and evaluating the Company’s assessment of non-standard terms and conditions, pricing and promised services and considering the impact on the amount and timing of revenue recognition. Our evaluation included the determination of performance obligations, calculation of the transaction price, allocation of the transaction price to the identified performance obligations and the timing of revenue recognition in accordance with IFRS 15, Revenue from contracts with customers.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2021.

Vaughan, Canada
February 27, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Docebo Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Docebo Inc.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Docebo Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Disclosure Controls and Procedures and Internal Control over Financial Reporting contained within Management’s Discussion and Analysis for the year ended December 31, 2024. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Vaughan, Canada
February 27, 2025

DOCEBO INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	December 31,	December 31,
	2024	2023
	$	$
Assets
Current assets:
Cash and cash equivalents	92,540	71,950
Trade and other receivables (Note 5)	45,566	41,775
Income taxes receivable	36	964
Prepaids and deposits	8,604	5,987
Net investment in finance lease	43	83
Contract costs, net (Note 15)	7,452	6,394
	154,241	127,153
Non-current assets:
Contract costs, net (Note 15)	12,606	10,750
Net investment in finance lease	—	45
Deferred tax asset (Note 18)	5,207	325
Right-of-use assets, net (Note 6)	1,131	1,342
Property and equipment, net (Note 7)	2,003	2,108
Intangible assets, net (Note 8)	1,671	2,401
Goodwill (Note 9)	13,854	14,251
	190,713	158,375
Liabilities
Current liabilities:
Trade and other payables	34,861	31,663
Automatic share repurchase plan liability (Note 12)	18,297	—
Income taxes payable	343	251
Deferred revenue (Note 15)	72,922	67,268
Lease obligations (Note 6)	1,341	1,470
Acquisition holdback payables	838	—
	128,602	100,652
Non-current liabilities:
Acquisition holdback payables	—	1,045
Deferred revenue (Note 15)	794	617
Lease obligations (Note 6)	154	639
Employee benefit obligations (Note 11)	3,373	3,285
Deferred tax liability (Note 18)	29	1,416
	132,952	107,654
Shareholders’ equity
Share capital (Note 12)	253,295	247,496
Contributed surplus	19,109	13,960
Accumulated other comprehensive loss	(9,275)	(5,946)
Deficit	(205,368)	(204,789)
Total equity	57,761	50,721
	190,713	158,375
Commitments and contingencies (Note 19)
The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(expressed in thousands of United States dollars, except per share amounts)

	December 31,
	2024	2023
	$	$
Revenue (Note 15)	216,931	180,839
Cost of revenue (Note 16)	41,295	34,498
Gross profit	175,636	146,341

Operating expenses
General and administrative	32,589	33,788
Sales and marketing	69,518	67,204
Research and development	43,908	35,479
Share-based compensation (Note 13)	7,330	6,049
Foreign exchange (gain) loss	(2,385)	4,390
Depreciation and amortization (Note 6, 7 and 8)	3,384	3,141
	154,344	150,051
Operating income (loss)	21,292	(3,710)

Finance income, net (Note 10)	(2,404)	(8,737)
Other (income) expense, net	(17)	181
Income before income taxes	23,713	4,846

Income tax (recovery) expense (Note 18)	(3,023)	2,006

Net income	26,736	2,840

Other comprehensive loss
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	3,387	(3,955)
Item not subsequently reclassified to income:
Actuarial (gain) loss (Note 11)	(58)	330
	3,329	(3,625)

Comprehensive income	23,407	6,465

Earnings per share - basic (Note 14)	0.88	0.09
Earnings per share - diluted (Note 14)	0.86	0.08
Weighted average number of common shares outstanding - basic (Note 14)	30,273,036	32,525,229
Weighted average number of common shares outstanding - diluted (Note 14)	30,989,537	33,678,624

The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Share capital		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2022	32,913,955	268,194	8,458	(9,571)	(74,870)	192,211
Exercise of stock options (Note 12 and 13)	641,396	2,887	(1,243)	—	—	1,644
Share-based compensation (Note 13)	—	—	6,049	—	—	6,049
Share issuance under employee share purchase plan (Note 12 and 13)	16,685	614	(90)	—	—	524
Release of restricted share units (Note 12 and 13)	24,359	865	(865)	—	—	—
Issuance of common shares related to business combination	50,550	1,625	—	—	—	1,625
Shares repurchased for cancellation (Note 12)	(3,341,789)	(26,689)	—	—	(132,759)	(159,448)
Excess tax benefit on stock compensation	—	—	1,651	—	—	1,651
Comprehensive income (loss)	—	—	—	3,625	2,840	6,465
Balance, December 31, 2023	30,305,156	247,496	13,960	(5,946)	(204,789)	50,721

Balance, December 31, 2023	30,305,156	247,496	13,960	(5,946)	(204,789)	50,721
Exercise of stock options (Note 12 and 13)	144,142	4,610	(1,526)	—	—	3,084
Share-based compensation (Note 13)	—	—	7,330	—	—	7,330
Share issuance under employee share purchase plan (Note 12 and 13)	14,426	613	(91)	—	—	522
Release of restricted share units (Note 12 and 13)	65,997	2,457	(2,457)	—	—	—
Release of shares in escrow related to business combination (Note 12)	8,728	330	(330)	—	—	—
Shares repurchased for cancellation (Note 12)	(282,494)	(2,211)	—	—	(8,907)	(11,118)
Share repurchase commitment under the automatic share purchase plan (Note 12)	—	—	—	—	(18,408)	(18,408)
Excess tax benefit on stock compensation	—	—	2,223	—	—	2,223
Comprehensive (loss) income	—	—	—	(3,329)	26,736	23,407
Balance, December 31, 2024	30,255,955	253,295	19,109	(9,275)	(205,368)	57,761
The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	December 31,
	2024	2023
	$	$
Cash flows from operating activities
Net income	26,736	2,840
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,384	3,141
Share-based compensation	7,330	6,049
Loss on disposal of asset	1	196
Unrealized foreign exchange (gain) loss	(3,573)	3,965
Income tax (recovery) expense	(3,023)	2,006
Finance income, net	(2,404)	(8,737)
Changes in non-cash working capital items:
Trade and other receivables	(4,472)	(3,732)
Prepaids and deposits	(2,892)	555
Contract costs, net	(3,454)	(6,264)
Trade and other payables	4,518	5,529
Employee benefit obligations	246	362
Deferred revenue	7,144	10,938
Income taxes paid	(292)	(884)
Cash from operating activities	29,249	15,964

Cash flows used in investing activities
Purchase of property and equipment	(1,245)	(635)
Payments related to acquisitions	(250)	(216)
Acquisition of business, net of cash acquired	—	(8,671)
Cash used in investing activities	(1,495)	(9,522)

Cash flows used in financing activities
Payments received on net investment in finance lease	80	105
Repayment of lease obligations	(1,969)	(1,781)
Interest received	2,466	7,953
Proceeds from exercise of stock options	3,084	1,644
Proceeds from share issuance under employee share purchase plan	522	524
Shares repurchased for cancellation	(11,024)	(159,448)
Cash used in financing activities	(6,841)	(151,003)

Net change in cash and cash equivalents during the year	20,913	(144,561)
Effect of foreign exchange on cash and cash equivalents	(323)	218
Cash and cash equivalents, beginning of the year	71,950	216,293
Cash and cash equivalents, end of the year	92,540	71,950

The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (“Docebo” or the “Company”), a leading learning platform provider, was incorporated on April 21, 2016 under the Canada Business Corporations Act and is domiciled in Ontario, Canada. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, Canada, M5V 1R9.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

2	Basis of preparation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and authorized for issue by the Company’s Board of Directors on February 27, 2025.

Basis of measurement

These consolidated financial statements have been prepared on a going-concern basis under the historical cost method except for certain financial instruments measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services received.

Functional and presentation currency

These consolidated financial statements are presented in thousands of United States dollars, except as otherwise noted. Docebo’s functional currency is Canadian dollars (“C$”). The presentation currency is different than the functional currency of the Company for industry and market comparability purposes.

Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its material subsidiaries, noted below.

Entity name	Country	Ownership percentage December 31, 2024	Ownership percentage December 31, 2023
		%	%
Docebo S.P.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	United Arab Emirates	100	100
Docebo UK Limited	England and Wales	100	100
Docebo France Société par Actions Simplifiée ("Docebo France")	France	100	100
Docebo DACH GmbH ("Docebo Germany")	Germany	100	100
Docebo Australia Pty Ltd. ("Docebo Australia")	Australia	100	100

Subsidiaries are entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of all subsidiaries are included in the consolidated financial statements, using consistent accounting policies, from the date on which control commences until the date on which control ceases.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions and dividends are eliminated on consolidation.

Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and judgments about the future that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis and the effects of revisions are recorded in the consolidated financial statements in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•Business combinations

Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, and liabilities are measured at their fair value. The Company determines fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets. The allocation of the purchase price to assets acquired and liabilities assumed, in particular intangible assets, are based upon a preliminary valuation for all items and finalized within the 12-month measurement period following the acquisition date.

•Income taxes

The Company computes an income tax provision in each of the tax jurisdictions in which it operates. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets against future taxable income based on an assessment of the ability to use the underlying future tax deductions before they expire. To the extent that estimates of future taxable income differ from the tax return, earnings would be affected in a subsequent period.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements are as follows:

•Revenue recognition

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
The Company derives its revenues from two main sources: software as-a-service application (“SaaS”); and professional and premium support services revenue, which includes services such as initial implementation, project management, training and integration.

The Company enters into significant revenue contracts with certain large enterprise customers that contain non-standard terms and conditions, pricing and promised services. Significant management judgment can be required to assess the impact of these items on the amount and timing of revenue recognition for these contracts including the determination of performance obligations, calculation of transaction price, allocation of transaction price across performance obligations, and timing of revenue recognition.

•Contract costs

Contract costs include customer acquisition costs, which consist of commissions paid to sales personnel. These costs are deferred as a contract cost asset as they are considered to be incremental costs incurred to obtain a customer contract and amortized on a straight-line basis over a period consistent with the pattern of transfer of the products and services to which the asset relate, including specifically identifiable expected renewals. The Company has determined the period of benefit to be five years. The Company uses judgement to determine the period of benefit by taking into consideration its customer contracts and customer life, life of its revenue generating platform technology and other factors.

•Trade and other receivables

The recognition of trade and other receivables and provisions for expected credit losses requires the Company to assess credit risk and collectability. The Company considers historical trends and any available information indicating a customer could be experiencing liquidity or going concern problems and the status of any contractual or legal disputes with customers in performing this assessment.

•Segment information

The Company uses judgement in determining its operating segments by taking into consideration the Chief Operating Decision Maker’s (“CODM”) assessment of overall performance and decisions such as resource allocations and delegation of authority. The Company has determined that it operates as a single operating and reporting segment.

3	Summary of material accounting policies

The material accounting policies adopted in the preparation of these financial statements are set out below. The policies have been consistently applied to all periods presented, unless stated otherwise.

Functional currency

The functional currency for each entity within the consolidated group is determined based on an evaluation of the currency of each respective entities’ primary economic environment. This requires an evaluation of the currency that primarily influences selling prices and the currency which mainly influences expenses and cash outflows, among other factors.

Foreign currency

Foreign currency transactions are translated into functional currencies at the exchange rates at the dates of the transactions.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are presented within foreign exchange gains and losses in the consolidated statement of income and comprehensive income (loss).

The assets and liabilities of foreign operations are translated into US dollars at the exchange rates at the reporting date. The revenue and expenses of foreign operations are translated into US dollars at the average rate for the period.

Foreign currency differences are recognized in other comprehensive income and accumulated in the translation reserve. When a foreign operation is disposed of, the cumulative amount in the translation reserve related to that foreign operation is reclassified to the consolidated statement of income and comprehensive income (loss) as part of the gain or loss on disposal.

Revenue recognition and related cost recognition

The Company recognizes revenue to depict the transfer of promised products and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those products and services by applying the following steps:

•identify the contract with a customer;
•identify the performance obligations in the contract;
•determine the transaction price;
•allocate the transaction price; and
•recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue represents the amount the Company expects to receive for products and services in its contracts with customers, net of discounts and sales taxes. The Company derives revenue from subscriptions to access its hosted SaaS platform, including related support and maintenance (“subscription revenue”), and from the provision of professional services including implementation services, technical services and training. Professional services offered by the Company do not include significant customization to, or development of, the software.

The Company recognizes revenue upon transfer of control of products or services to customers. The Company’s contracts with customers often include multiple products and services. The Company evaluates these arrangements to determine the appropriate unit(s) of accounting (performance obligation(s)) for revenue recognition purposes based on whether the product or service is distinct from some or all of the other products or services in the arrangement. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct products and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation. Subscription revenue and professional services are generally capable of being distinct for the Company and are accounted for as separate performance obligations.

The total consideration for the arrangement is allocated to the separate performance obligations based on their relative standalone selling price and the revenue is recognized for each performance obligation when the requirements for revenue recognition have been met. The Company determines the standalone selling price (“SSP”) of each performance obligation based on the normal or consistently applied selling price range when they are sold separately. We update our estimates of SSP on an annual basis through internal periodic reviews and as events or circumstances may require.

Subscription revenue related to the provision of access to the SaaS platform is recognized ratably over the enforceable subscription contract term, once the customer has been provisioned access to the platform. Ratable recognition reflects its continuous obligation to stand-ready to provide access to the platform and provide technical

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
support and maintenance including when-and-if-available software upgrades to the customer. The customer receives and consumes the benefit of access to the SaaS platform equally on a daily basis.

Professional services revenue is recognized over time as services are performed based on the proportion performed to date relative to the total expected services to be performed, which is normally over the first few months of a contract with progress being measured over the implementation and training period. The Company applies labour hours expended which is an input method to measure progress towards complete satisfaction of professional services revenue performance obligations. Labour hours expended relative to the total expected labour hours to be expended provides a faithful depiction of the Company's performance towards complete satisfaction of the professional services performance obligations as it closely reflects the completion of activities based on budgeted labour hours and the value of the services transferred cannot be measured directly.

The Company records contract costs which consists of two components, customer acquisition costs and costs to fulfill a contract.

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects the costs to be recoverable. Capitalized contract acquisition cost assets are amortized on a straight-line basis over a period consistent with the pattern of transfer of the products and services to which the asset relate, including specifically identifiable expected renewals. The amortization of customer acquisition costs is recognized as a sales and marketing expense.

Costs to fulfill a contract, or fulfillment costs, are recognized as an asset if they relate directly to a contract with a customer, the costs generate or enhance resources that will be used to satisfy the performance obligations in the future, and the costs are expected to be recoverable. Fulfillment costs are amortized over the term of the initial contract signed with the customer. The amortization of fulfillment costs is recognized as a cost of revenue.

The timing of revenue recognition often differs from contract payment schedules, resulting in revenue that has been recognized but not billed. These amounts are included in accrued revenue within trade and other receivables. Amounts billed in accordance with customer contracts, but not yet recognized in revenue, are recorded and presented as part of deferred revenue.

Cost of revenue

Cost of revenue is comprised of costs related to provisioning and hosting the learning platform and related products and the delivery of support and professional services. Significant expenses included in cost of revenue include employee wages and benefits expenses, web hosting fees, software and partner fees.

Cash and cash equivalents

Cash and cash equivalents include cash held at financial institutions and highly liquid short-term interest-bearing marketable securities with maturities at the date of purchase of one year or less and are redeemable after 90 days.

Property and equipment

Property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition or construction of the asset. Depreciation is calculated under the straight-line method over their estimated useful lives. Land is not depreciated.

The estimated useful lives of property and equipment are as follows:

Furniture and office equipment    3 - 5 years
Leasehold improvements         Lease term
Building                25 years

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

Depreciation methods, useful lives and residual values are reviewed on an annual basis and adjusted if appropriate.

Any gain or loss on disposal of an item of property and equipment is recognized in profit or loss.

Business combinations

Business combinations are accounted for under the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. The consideration transferred in the acquisition is measured at fair value on the date of the acquisition, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Transaction costs incurred in connection with a business combination are expensed as incurred.

Any contingent consideration is measured at fair value at the date of acquisition. The Company accounts for contingent consideration as part of the business combination when it does not require continued employment services. Contingent consideration classified as a liability is remeasured at fair value each reporting period and subsequent changes in fair value are recognized in profit and loss.

Acquired intangible assets and goodwill

The Company’s intangible assets relate to acquired identifiable intangible assets, such as trademarks, software technology and customer relationships. These intangible assets are recorded at fair value at the date of acquisition. The Company has not capitalized internally developed intangibles as the requirements for capitalization have not been met.

Intangible assets with a finite life are amortized over the estimated useful life on a straight-line basis as follows:

Trademarks            3 years
Technology             5 - 10 years
Customer relationships        5 - 10 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Goodwill arises from a business combination as the excess of the consideration transferred over the identifiable net assets acquired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Impairment of long-lived assets, intangible assets and goodwill

Impairment testing compares the carrying values of the assets or cash-generating units (“CGU”) being tested with their recoverable amounts. The recoverable amount is the higher of fair value less costs to sell and value in use. To the extent that the carrying value of an asset or CGU exceeds its recoverable amount, the excess amount would be recorded as an impairment loss. Should the recoverable amounts for impaired assets or CGUs subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed.

Property and equipment and acquired intangible assets are reviewed for indicators of impairment at each reporting period. Whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, the asset or CGU is tested for impairment.

For the purpose of impairment testing, goodwill is allocated to each CGU or group of CGUs that are expected to benefit from the related business combination. The Company as a whole has been assessed as a CGU. Goodwill is

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
tested for impairment annually, during the fourth quarter of each fiscal year, and in the interim whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Government assistance

Government assistance, which mainly includes research and development and other tax credits, is recognized when there is reasonable assurance it will be received and all related conditions will be complied with. Government assistance is recognized as a reduction of the related expenditure over the period necessary to match the government assistance on a systematic basis to the costs it is intended to subsidize.

Research and development

Expenditures on research activities, undertaken with the prospect of gaining technical knowledge and understanding, are recognized in profit or loss as an expense as incurred. The Company may capitalize certain development costs incurred in connection with its internal use software. The Company expenses costs in the preliminary stages of development and may capitalize direct and incremental costs through technological feasibility, in which capitalization ceases once the additional features and functionality are put into service.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) (a) as a result of a past event; (b) when it is more probable than not that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) when a reliable estimate can be made of the amount of the obligation.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset (“ROU asset”) and a lease liability at the lease commencement date. The ROU asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, and restoration costs, less any lease incentives received. The ROU assets are depreciated to the earlier of the end of useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of the consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the ROU asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

•fixed payments (including any in-substance fixed payments, less any lease incentives receivable);
•variable lease payments that are based on an index or a rate;
•amounts expected to be payable by the lessee under residual value guarantees;
•exercise price of any purchase option if the Company is reasonably certain to exercise that option; and
•payments for penalties for terminating the lease, if the lease term reflects the Company exercising that option.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU has been reduced to nil.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of twelve months or less and for leases of low value assets. The lease payments associated with those leases is recognized as an expense on a straight-line basis over the lease term.

Employee benefit obligations

The Company provides an employee severance indemnity, which is mandatory pursuant to the Italian Civil Code. Under this arrangement, the Company is obligated to pay deferred compensation based on the employees’ years of service and the compensation earned by the employee during the service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for a defined benefit plan. These benefits are unfunded. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise, and are not reclassified to profit or loss in subsequent periods. These obligations are valued annually.

Past service costs are recognized in profit or loss on the earlier of:

•the date of the plan amendment or curtailment; and
•the date that the Company recognizes related restructuring costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Company recognizes the following changes in the net defined benefit obligation:

•service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and
•net interest expense or income.

Income taxes

Income tax expense represents the sum of the tax currently payable, deferred tax and any adjustments of tax payable or receivable in respect of previous years.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from “profit before tax” as reported in the consolidated statement of income and comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the year.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent it is probable taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each year and reduced to the extent it is not probable sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the year.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the year, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case the current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively.

Share-based payments

The Company has multiple components of its equity incentive plan including stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), and shares issued pursuant to the employee share purchase plan (“ESPP”). The Company uses the fair value based method to measure share-based compensation for all share-based awards made to employees and directors. The grant date fair value of equity-settled share-based payment awards granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards.

The Company grants equity-settled stock options to purchase common shares to certain employees and officers. Stock options vest over 4 or 5 years and expire after 5 or 10 years.

The fair value of the stock options is determined using the Black-Scholes option-pricing model. Estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the option, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option realized from the original estimate.

The Company’s Board of Directors may fix, from time to time, a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. Directors may elect to receive all or portion of their quarterly retainer Director Fees in the form of DSUs. The number of DSUs that a director will receive in respect of any period is calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in DSUs by (b) the market price of a share on the date of the grant, with the balance, if any being paid in cash. The DSUs are treated as equity-settled instruments for accounting purposes. We expect that vested DSUs will be paid at settlement through the issuance of one common share per DSU. DSUs shall vest immediately upon grant or be subject to a one-year vesting period.

The Company has granted RSUs to employees of the Company. The RSUs are treated as equity-settled instruments for accounting purposes. The Company expects that vested RSUs will be settled through the issuance of one common share per RSU. The RSUs vest over a period of four years. The fair value is determined based on the market value of the Company's shares at the time of grant.

Share-based compensation expense related to the ESPP is measured based on the grant date at fair value of the expected discount to be provided to the employees who are registered in the plan. The Company recognizes share-based compensation expense related to shares issued pursuant to the ESPP on a straight-line basis over the offering period, which is 6 months. The ESPP allows employees to purchase shares of the Company's common stock at a 15 percent discount from the Company’s stock price on the last day of the offering period. Under the plan, employees

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
may withdraw from the plan at any time during the offering period. Other changes to the percentage contributions can be made at any time during the offering period but will only take effect the next offering period. The ESPP does not include any buy-back provisions or price protection against reductions in share price.

Earnings per share

Basic earnings per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year, plus the weighted average number of common shares that would be issued on the exercise of stock options and settlement of DSUs and RSUs. The Company uses the treasury stock method to the extent that the effect is dilutive.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

•Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit and loss (“FVTPL”). The classification of financial assets is based on the business model in which a financial asset is managed and its contractual cash flow characteristics.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	Subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	Subsequently measured at amortized cost using the effective interest method, less any impairment losses. Interest income, foreign exchange gains and losses and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

•Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date that the Company becomes a party to the contractual provisions of the instrument.

The Company classifies its financial liabilities as either financial liabilities at FVTPL or amortized cost.

Subsequent to initial recognition, other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at FVTPL are stated at fair value with changes in fair value being recognized in profit or loss.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

•Financial liabilities and equity instruments

•Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

•Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

•Classification of financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics and management intent as outlined below:

Cash and cash equivalents        Amortized cost
Trade and other receivables        Amortized cost
Trade and other payables        Amortized cost
Contingent consideration        Fair value through profit or loss
Lease obligations        Amortized cost

•Impairment of financial assets

An expected credit loss (“ECL”) model applies to financial assets measured at amortized cost. The Company’s financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables. The Company applies the simplified approach to impairment for trade and other receivables by recognizing lifetime expected losses on initial recognition through both the analysis of historical defaults and a reassessment of counterparty credit risk in revenue contracts on an annual basis.

New standards, amendments and interpretations

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

Standards, interpretations and amendments issued and adopted

The Company assessed the impact of the following amendments and determined there is no material impact to the consolidated financial statements:

•Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

Standards, interpretations and amendments not yet effective

•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

•Presentation and Disclosure in Financial Statements (IFRS 18)

The Company is still in the process of assessing the impact of these new standards.

4	Business combinations

Circles Collective Inc.

On April 3, 2023, the Company acquired all of the issued and outstanding shares of Circles Collective Inc. (o/a PeerBoard), a plug and play community-as-a-service platform based in the United States. The acquisition of PeerBoard will expand Docebo’s external training offering and enhance the Company’s social learning capabilities.

Total purchase consideration of $2,991, consisting of: (i) cash paid on closing of $2,526; and (ii) a cash holdback amount of $466 (maximum undiscounted amount of $500) payable on the second year anniversary of the acquisition. The issuance of an additional 26,185 common shares, at a fair value of $40.74 (C$51.68) per share, is payable through April 2026 to an employee of the acquiree contingent on continued employment and is accounted for as compensation for post-acquisition services.

In addition, potential future consideration of up to $4,000 in cash over the three years following the closing date is owing to an employee of the acquiree based on the achievement of both performance milestones and continued employment. Given the continued employment requirement, these earn-out payouts will be accounted for as compensation for post-acquisition services.

Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the year ended December 31, 2023 amounting to $522 were incurred in relation to the acquisition. These amounts have been expensed as incurred within general and administrative expenses.

The following table summarizes the allocation of the consideration paid and the amounts of fair value of the assets acquired and liabilities assumed at the acquisition date:

Fair value recognized on acquisition
$
Assets
Current assets:
Cash and cash equivalents	2
2
Non-current assets:
Technology	1,830
Goodwill	1,210

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

Total assets	3,042

Liabilities
Current liabilities:
Trade and other payables	2
Deferred revenue	1
3
Non-current liabilities:
Deferred tax liability	48
Total liabilities	51
Fair value of net assets acquired	2,991

Paid in cash	2,526
Holdback payable	466
Working capital adjustment	(1)
Total purchase consideration	2,991

The goodwill related to the acquisition of PeerBoard reflects the benefits attributable to future market development and the fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income tax purposes.

The technology acquired is amortized on a straight-line basis over its estimated useful life of 5 years.

Since the date of acquisition, the acquisition has not had a significant impact on revenue and net earnings for the years ended December 31, 2024 and 2023 other than the impact of the compensation for post-acquisition services discussed above. Pro forma results of operations for this acquisition have not been presented because they are not material to the Company’s consolidated results of operations.

Edugo AI HK Limited

On June 9, 2023, the Company acquired all of the issued and outstanding shares of Edugo AI HK Limited, a Generative AI-based Learning Technology that uses advanced Large Language Models and algorithms to optimize learning paths and adapt to individual learner needs.

Total purchase consideration of $6,731 consisted of: (i) cash paid on closing of $6,151; (ii) a cash holdback amount of $552 (maximum undiscounted amount of $603) payable on the second year anniversary of the acquisition; and (iii) a pre-closing expense advance and post-close working capital adjustment of $28.

In addition, up to $8,028 of additional cash consideration may be payable over the three years following the closing of the transaction, representing the earn-out portion of the consideration paid by the Company or subsidiary thereof in connection with the transaction, based on the achievement of certain performance milestones and employment obligations. Given the continued employment requirement, these earn-out payouts will be accounted for as compensation for post-acquisition services.

Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the year ended December 31, 2023 amounting to $551 were incurred related to the acquisition and expensed as incurred within general and administrative expenses.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
The following table summarizes the allocation of the consideration paid and the amounts of fair value of the assets acquired and liabilities assumed at the acquisition date:

Fair value recognized on acquisition
$
Assets
Current assets:
Cash and cash equivalents	4
4
Non-current assets:
Goodwill	6,898
Total assets	6,902

Liabilities
Current liabilities:
Trade and other payables	171
Total liabilities	171
Fair value of net assets acquired	6,731

Paid in cash	6,151
Holdback payable	552
Pre-funded expenses	38
Working capital adjustment	(10)
Total purchase consideration	6,731

The goodwill related to the acquisition of Edugo.AI reflects the benefits attributable to future market development and the fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income tax purposes.

Since the date of acquisition, the acquisition has not had a significant impact on revenue and net earnings for the years ended December 31, 2024 and 2023 other than the impact of the compensation for post-acquisition services discussed above. Pro forma results of operations for this acquisition have not been presented because they are not material to the Company’s consolidated results of operations.

5	Trade and other receivables

The Company’s trade and other receivables as at December 31, 2024 and December 31, 2023 include the following:

	2024	2023
	$	$
Trade receivables	39,265	36,355
Accrued revenues	3,962	3,486
Tax credits receivable	1,651	1,890
Interest receivable	213	—
Other receivables	475	44
	45,566	41,775

Included in trade receivables is a provision for expected credit losses of $1,085 as at December 31, 2024 and $1,053 as at December 31, 2023.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

6	Leases

The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2022	4,717	382	5,099
Additions	593	29	622
Modifications to and disposals of lease contracts	(256)	(75)	(331)
Effects of foreign exchange	100	(4)	96
Balance – December 31, 2023	5,154	332	5,486
Additions	1,321	—	1,321
Modifications to and disposals of lease contracts	(236)	(154)	(390)
Effects of foreign exchange	(358)	(15)	(373)
Balance – December 31, 2024	5,881	163	6,044

Accumulated amortization
Balance – December 31, 2022	2,796	265	3,061
Amortization	1,304	54	1,358
Modifications to and disposals of lease contracts	(256)	(69)	(325)
Effects of foreign exchange	42	8	50
Balance – December 31, 2023	3,886	258	4,144
Amortization	1,429	26	1,455
Modifications to and disposals of lease contracts	(217)	(154)	(371)
Effects of foreign exchange	(322)	7	(315)
Balance – December 31, 2024	4,776	137	4,913

Carrying value
Net balance – December 31, 2023	1,268	74	1,342
Net balance – December 31, 2024	1,105	26	1,131

The Company’s lease obligations are as follows:

	2024	2023
	$	$
Balance – January 1	2,109	3,066
Additions	1,321	622
Disposals	(29)	(7)
Interest accretion	142	206
Lease repayments	(1,969)	(1,781)
Effects of foreign exchange	(79)	3
Balance -December 31	1,495	2,109

Current	1,341	1,470
Non-current	154	639
	1,495	2,109

As at December 31, 2024, the Company is committed under operating and finance leases, primarily relating to office space and equipment leases, for the following minimum annual rentals:

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

$
2025	1,393
2026	113
2027	40
2028	—
1,546

Expenses incurred for the years ended December 31, 2024 and 2023 relating to short-term leases and leases of low-value assets were $95 and $115, respectively.

7	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Construction in-progress	Total
	$	$	$		$
Cost
Balance – December 31, 2022	2,983	1,864	332	—	5,179
Additions	545	90	—	—	635
Effects of foreign exchange	70	19	16	—	105
Balance – December 31, 2023	3,598	1,973	348	—	5,919
Additions	945	20	—	280	1,245
Dispositions	—	(13)	(71)	—	(84)
Effects of foreign exchange	(193)	(68)	(10)	(12)	(283)
Balance – December 31, 2024	4,350	1,912	267	268	6,797

Accumulated depreciation
Balance – December 31, 2022	1,493	979	83	—	2,555
Depreciation	836	323	11	—	1,170
Effects of foreign exchange	53	26	7	—	86
Balance – December 31, 2023	2,382	1,328	101	—	3,811
Depreciation	862	330	44	—	1,236
Dispositions	—	—	(73)	—	(73)
Effects of foreign exchange	(131)	(51)	2	—	(180)
Balance – December 31, 2024	3,113	1,607	74	—	4,794

Carrying value
Balance – December 31, 2023	1,216	645	247	—	2,108
Balance – December 31, 2024	1,237	305	193	268	2,003

8	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2022	1,335	502	43	1,880
Acquired in business combination	—	1,830	—	1,830
Effects of foreign exchange	47	17	1	65

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

	Acquired
	Customer relationships	Technology	Trademarks	Total
Balance – December 31, 2023	1,382	2,349	44	3,775
Effects of foreign exchange	(81)	(30)	(3)	(114)
Balance – December 31, 2024	1,301	2,319	41	3,661

Accumulated amortization
Balance – December 31, 2022	483	218	29	730
Amortization	226	373	14	613
Effects of foreign exchange	20	10	1	31
Balance – December 31, 2023	729	601	44	1,374
Amortization	224	469	—	693
Effects of foreign exchange	(51)	(23)	(3)	(77)
Balance – December 31, 2024	902	1,047	41	1,990

Carrying value
Balance – December 31, 2023	653	1,748	—	2,401
Balance – December 31, 2024	399	1,272	—	1,671

9	Goodwill

$
Balance – December 31, 2022	5,982
Additions	8,108
Effects of foreign exchange	161
Balance – December 31, 2023	14,251
Effects of foreign exchange	(397)
Balance – December 31, 2024	13,854

The Company performed an annual goodwill impairment test of the Company’s single CGU using the fair value less costs to sell model. The fair value measurement was determined based on the Company’s market capitalization, which is categorized as Level 1 in the fair value hierarchy, and the costs to sell were assumed to be approximately 5% of the fair value measurement. The recoverable amount of goodwill exceeded the carrying value as at December 31, 2024 and 2023, therefore no impairment loss was recorded. Reasonable possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

10	Finance income, net

Finance income for the years ended December 31, 2024 and 2023 is comprised of:

	December 31,
	2024	2023
	$	$
Interest on acquisition related consideration	43	90
Interest on lease obligations	142	206
Interest income	(2,681)	(7,964)
Change in fair value of contingent consideration	—	(1,155)
Bank fees and other	92	86
	(2,404)	(8,737)

11	Employee benefit obligation

The Company’s employee benefit obligation relates to an employee severance indemnity, which is mandatory pursuant to the Italian Civil Code and obligates the employer to pay deferred compensation based on the employees’ years of service and the compensation earned by the employee during the service period. From January 1, 2007, Italian law gives an employee the choice of directing his or her entitlement either to a supplementary pension fund or to leave the severance indemnity as an obligation to the Company. The liability is calculated by an external actuary using the projected unit credit method.

The carrying value of the benefit obligation as at December 31, 2024 and 2023 is:

	2024	2023
	$	$
Balance - January 1	3,285	2,423
Increases
Provision for the year	693	746
Actuarial (gain) loss	(58)	330
Interest expense	95	85
Reductions
Payments	(419)	(402)
Effects of foreign exchange	(223)	103
Balance - December 31	3,373	3,285

The change in liability was recognized in statement of income (loss) and comprehensive loss as follows:

	2024	2023
	$	$
Cost recognized in profit or loss
Current period cost	693	746
Interest cost on defined benefit obligation	95	85
Remeasurement (gain) loss recognized in OCI	(58)	330
Annual weighted average assumptions
Discount rate	3.38%	3.17%
Price inflation	2.00%	2.50%

A decrease of 50 basis points in the discount rate would result in an increase of the liability by $225; a corresponding increase in basis points would result in a reduction of liability by $218.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
A decrease of 50 basis points of price inflation would result in reduction of the liability by $101; a corresponding increase in basis points would result in an increase of liability by $88.

12	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$
Balance – December 31, 2022	32,913,955	268,194
Exercise of stock options	641,396	2,887
Issuance of common shares under employee share purchase plan	16,685	614
Release of restricted share units	24,359	865
Issuance of common shares related to contingent consideration(i)	50,550	1,625
Purchase of common shares held for cancellation (ii)	(3,341,789)	(26,689)
Balance – December 31, 2023	30,305,156	247,496
Exercise of stock options	144,142	4,610
Issuance of common shares under employee share purchase plan	14,426	613
Release of restricted share units	65,997	2,457
Release of shares in escrow related to business combination (iii)	8,728	330
Purchase of common shares held for cancellation (ii)	(282,494)	(2,211)
Balance – December 31, 2024	30,255,955	253,295

(i) On April 27, 2023, the Company issued a total of 50,550 common shares from treasury as part of the contingent consideration earn-out payments due to the sellers of forMetris Société par Actions Simplifiée for meeting certain revenue conditions in the second year following the date of acquisition. The shares were issued based on the fair value thereof, which was determined to be $32.09 (C$44.74).

(ii) On May 15, 2023, the Company announced the commencement of a normal course issuer bid (“NCIB”) to repurchase and cancel up to 1,650,672 of its common shares, representing approximately 5% of the total shares outstanding, over the 12-month period commencing May 18, 2023, and ending no later than May 17, 2024. All repurchases are made through the facilities of the Toronto Stock Exchange and are done at market prices. The amounts paid in excess of the average book value of the common shares are charged to deficit. During the year ended December 31, 2023, the Company repurchased a total of 1,523,608 common shares for cancellation at an average price of $38.56 (C$51.13) per common share for total cash consideration of $58,748 including transaction costs.

On December 28, 2023, the Company completed its substantial issuer bid (“SIB”). A total of 1,818,181 common shares were purchased at a price of $55.00 per share and cancelled, for aggregate consideration of $100,000. The amounts paid in excess of the average book value of the common shares was charged to deficit. The Company incurred transaction costs of $700 during the year ended December 31, 2023 which were recognized in deficit.

On May 6, 2024, the Company renewed its normal course issuer bid (“NCIB”) to repurchase and cancel up to 1,764,037 of its common shares, representing approximately 10% of the public float, over the 12-month period commencing May 20, 2024, and ending no later than May 19, 2025. The amounts paid in excess of the average book value of the common shares are charged to deficit. During the fiscal year ended December 31, 2024, the Company repurchased a total of 282,494 common shares for cancellation at an average price of $39.01 (C$53.04) per common share for total cash consideration of $11,024 including transaction costs.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
In connection with the NCIB, the Company entered into an automatic share purchase plan ("ASPP") with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction.

A liability, representing the maximum amount that the Company could be required to pay the designated broker under the ASPP, was recorded for $18,297 as at December 31, 2024. The offsetting amount to the liability has been recorded within deficit.

(iii) Purchase consideration for the acquisition of Circles Collective Inc. (O/A PeerBoard) included the issuance of an additional 26,185 common shares, at a fair value of $40.74 (C$51.68) per share, payable through April 2026 to an employee of the acquiree contingent on continued employment and is accounted for as compensation for post-acquisition services. On April 3, 2024, 8,728 of the shares were released from escrow and recognized in share capital.

13	Share-based compensation

The Company has four components within its share-based compensation plan: stock options, DSUs, RSUs and shares issued pursuant to the ESPP.

Share-based compensation expense associated with each component is as follows for the year ended December 31:

	December 31,
	2024	2023
	$	$
Stock options	2,968	2,330
DSUs	1,009	987
RSUs	3,258	2,625
ESPP	95	107
	7,330	6,049

The following table presents share-based compensation expense by function for the year ended December 31:

	December 31,
	2024	2023
	$	$
Cost of revenue	334	212
General and administrative	4,671	3,423
Sales and marketing	1,514	1,461
Research and development	811	953
	7,330	6,049

Stock options

In 2016, the Company established a stock option plan (the “Legacy Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board of Directors has the authority to determine, among other things, the eligibility of individuals to participate in the Legacy Option Plan and the term, vesting periods and the exercise price of options granted to individuals under the Legacy Option Plan, subject to the provisions of the

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
Legacy Option Plan. Each share option is exercisable for one common share of the Company. No amounts were paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights.

In connection with the IPO on October 8, 2019, the Legacy Option Plan was amended such that no further awards can be made under the Legacy Option Plan. In connection with the IPO, the Company adopted an omnibus incentive plan (the “Omnibus Incentive Plan”) which allows the Board of Directors to grant long-term equity-based awards, including stock options, DSUs, RSUs and PSUs, to eligible participants. As determined by the Company’s Board of Directors, the Compensation Nominating and Governance Committee of the Company’s Board of Directors is the Plan Administrator (as defined in the Omnibus Incentive Plan) of the Omnibus Incentive Plan. The Plan Administrator determines, subject to full approval of the Board of Directors, which directors, officers, consultants and employees are eligible to receive awards under the Omnibus Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of common shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the common shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

As of December 31, 2024, the number of common shares reserved for issuance under the Omnibus Incentive Plan is 2,845,420.

The changes in the number of stock options during the years ended December 31, 2024 and 2023 were as follows:

	2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	825,091	28.37	1,349,001	13.60
Options granted	211,350	61.80	245,215	52.73
Options forfeited	(63,540)	62.98	(127,729)	44.25
Options exercised	(144,142)	28.99	(641,396)	3.46
Options expired	(1,117)	52.46	—	—

Options outstanding – December 31	827,642	34.11	825,091	28.37
Options exercisable – December 31	484,483	18.46	456,218	13.85

The weighted average fair value of share options granted during the years ended December 31, 2024 and 2023 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

	2024	2023
	C$	C$
Weighted average stock price valuation	$61.80	$52.73
Weighted average exercise price	$61.80	$52.73
Risk-free interest rate	3.54%	3.14%
Expected life in years	4.5	4.5
Expected dividend yield	—%	—%
Volatility	57%	64%
Weighted average fair value of options issued	$30.76	$28.44

The following table is a summary of the Company’s stock options outstanding as at December 31, 2024:

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	234,120	1.73	0.0001 - 1.09	234,120
8.86 - 11.06	23,985	5.99	8.86 - 11.06	21,242
15.79 - 16.00	93,947	4.77	15.79 - 16.00	93,947
26.43 - 60.00	385,966	4.71	26.43 - 60.00	125,813
60.01 - 95.12	89,624	4.50	60.01 - 95.12	9,361
	827,642	3.89		484,483

The following table is a summary of the Company’s stock options outstanding as at December 31, 2023:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	235,320	2.73	0.0001 - 1.09	235,320
8.86 - 11.06	26,185	7.01	8.86 - 11.06	9,500
15.79 - 16.00	179,354	5.77	15.79 - 16.00	137,885
26.43 - 60.00	348,091	5.48	26.43 - 60.00	58,511
60.01 - 95.12	36,141	3.66	60.01 -95.12	15,002
	825,091	5.18		456,218

DSUs

The following table presents information on the Company’s DSUs for the years presented:

#
DSUs – December 31, 2022	87,222
Granted (at $43.93 - $53.15 per unit)	28,354
DSUs – December 31, 2023	115,576
Granted (at C$51.95 - C$68.04 per unit)	27,019
DSUs - December 31, 2024	142,595

RSUs

The following table presents information on the Company’s RSUs for the years presented:

#
RSUs – December 31, 2022	103,626
Granted (at C$43.55 - $69.71 per unit)	132,254
Released (at C$40.30 - $86.38 per unit)	(24,359)
Forfeited (at C$42.24 - $86.38 per unit)	(51,371)
RSUs – December 31, 2023	160,150
Granted (at C$50.39 - C$73.54 per unit)	105,175
Released (at C$40.30 - $86.38 per unit)	(65,997)
Forfeited (at C$40.94 - $86.38 per unit)	(27,684)
RSUs - December 31, 2024	171,644

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

14	Earnings per share

Basic and diluted net income per share for the years ended December 31 are calculated as follows:

	December 31,
	2024	2023
Net income attributable to common shareholders	$26,736	$2,840

Basic weighted average number of common shares outstanding	30,273,036	32,525,229
Stock options	384,702	875,478
DSUs	129,193	101,836
RSUs	202,606	176,081
Diluted weighted average number of common shares outstanding	30,989,537	33,678,624

Basic earnings per common share	$0.88	$0.09
Diluted earnings per common share	$0.86	$0.08

For the year ended December 31, 2024, there were 25,648 stock options (year ended December 31, 2023 - 76,033 stock options) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

15	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application and associated premium support services, and professional services revenue, which includes services such as initial implementation, project management, training, and integration.

The following table presents a disaggregation of revenue for the years ended December 31:

	December 31,
	2024	2023
	$	$
Subscription revenue	204,302	169,764
Professional services	12,629	11,075
	216,931	180,839

The following table presents revenue expected to be recognized in future years related to performance obligations that are unsatisfied as at December 31:

	2025	2026	2027 and thereafter
	$	$	$
Subscription revenue	156,936	83,520	63,775
Professional services	4,483	169	—
	161,419	83,689	63,775

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
Contract costs

The following table provides information about contract costs as at December 31:

	2024	2023
	$	$
Balance - January 1	17,144	10,709
Contract costs	19,121	12,476
Amortization expense - acquisition costs	(5,137)	(3,195)
Amortization expense - fulfillment costs	(10,476)	(2,846)
Effects of foreign exchange	(594)	—
Balance - December 31	20,058	17,144

Current	7,452	6,394
Non-current	12,606	10,750
	20,058	17,144

Accrued revenues

The following table provides information about accrued revenues:

	2024	2023
	$	$
Balance - January 1	3,486	3,288
Decrease from transfers to trade receivables	(2,146)	(4,068)
Increase from revenue recognized	2,622	4,266
Balance - December 31	3,962	3,486

Deferred revenue

The following table provides information about deferred revenue:

	2024	2023
	$	$
Balance - January 1	67,885	56,307
Decrease from revenue recognized	(213,508)	(181,678)
Increase due to amounts invoiced	220,490	192,716
Foreign currency translation and other movements	(1,151)	540
Balance - December 31	73,716	67,885

Current	72,922	67,268
Non-current	794	617
	73,716	67,885

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

16	Cost of revenue

The following table represents cost of revenue for the years ended December 31:

	December 31,
	2024	2023
	$	$
Employee salaries and benefits	19,222	18,305
Web hosting fees	6,402	5,170
Third party service fees	14,479	9,777
Other	1,192	1,246
	41,295	34,498

17	Employee compensation

The total employee compensation comprising salaries and benefits, inclusive of tax credits, and excluding share-based compensation for the year ended December 31, 2024 was $114,854 (2023 - $108,672).
Employee compensation costs were included in the following expenses for the year ended December 31, 2024 and 2023 is as follows:

	December 31,
	2024	2023
	$	$
Cost of revenue	19,222	18,305
General and administrative	16,864	15,494
Sales and marketing	48,040	47,997
Research and development[1]	30,728	26,876
	114,854	108,672

1Included in research and development costs was an incremental $1,518 in acquisition related compensation paid to the vendors of acquired businesses compared to the prior year. Investment tax credits included as a reduction in research and development costs for the year ended December 31, 2024 were $590 (2023 - $286).

18	Income taxes

The components of current and deferred tax expense were as follows:

	2024	2023
	$	$

Current tax expense
Current year	1,218	1,474
Adjustment for prior years	12	171
	1,230	1,645
Deferred tax expense
Origination and reversal of temporary differences	2,976	(2,892)
Change in unrecognized losses and deductible temporary differences	(7,229)	3,253
	(4,253)	361
	(3,023)	2,006

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
Rate reconciliation

A reconciliation of income tax expense and the product of accounting income before income taxes multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

	2024	2023
	$	$
Income before income taxes	23,713	4,846
Statutory tax rate	26.5%	26.5%

Tax at statutory rate	6,284	1,284
Foreign tax rate differential	(352)	4
Effect of permanent differences	(3,218)	(1,906)
Foreign exchange	1,492	(652)
Change in unrecognized deferred tax asset	(7,229)	3,276
Income tax (recovery) expense	(3,023)	2,006

Deferred tax assets and liabilities

The tax effect of temporary differences that give rise to deferred tax assets and liabilities as at December 31, 2024 and 2023, including the movement in deferred tax balances, are as follows:

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

	2023	Recognized in statement of income	Recognized in equity	Acquired in business combinations	Other	2024
						$
Deferred tax assets
Non-capital loss carry forwards	2,071	4,514	—	—	—	6,585
Net capital loss carry forwards	4	(4)	—	—	—	—
Reserves	738	25	—	—	—	763
Property, plant and equipment and other assets	445	(241)	—	—	—	204
Share based compensation	—	640	2,063	—	—	2,703
Financing charges	543	(534)	—	—	—	9
Other	56	47	—	—	(47)	56
Reclassification	(3,532)	—	—	—	(1,581)	(5,113)
	325	4,447	2,063	—	(1,628)	5,207
Deferred tax liabilities
Unrealized foreign exchange gains	(79)	(14)	—	—	—	(93)
Contract asset	(3,623)	(430)	—	—	—	(4,053)
Intangible assets	(346)	64	—	—	—	(282)
Property, plant and equipment and other assets	(360)	195	—	—	—	(165)
Pension	(89)	3	—	—	—	(86)
Other	(451)	(12)	—	—	—	(463)
Reclassification	3,532	—	—	—	1,581	5,113
	(1,416)	(194)	—	—	1,581	(29)
Net deferred tax assets / (liabilities)	(1,091)	4,253	2,063	—	(47)	5,178

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

	2022	Recognized in statement of income	Recognized in equity	Acquired in business combinations	Other	2023
						$
Deferred tax assets
Non-capital loss carry forwards	1,402	(200)	453	416	—	2,071
Net capital loss carry forwards	—	4	—	—	—	4
Reserves	126	612	—	—	—	738
Property, plant and equipment and other assets	895	(450)	—	—	—	445
Financing charges	1,264	(721)	—	—	—	543
Other	48	5	—	—	3	56
Reclassification	(3,617)	—	—	—	85	(3,532)
	118	(750)	453	416	88	325
Deferred tax liabilities
Unrealized foreign exchange gains	(1,203)	1,124	—	—	—	(79)
Contract asset	(2,620)	(1,003)	—	—	—	(3,623)
Intangible assets	(287)	384	—	(443)	—	(346)
Property, plant and equipment and other assets	(373)	13	—	—	—	(360)
Pension	(65)	(24)	—	—	—	(89)
Other	(345)	(105)	—	—	(1)	(451)
Reclassification	3,617	—	—	—	(85)	3,532
	(1,276)	389	—	(443)	(86)	(1,416)
Net deferred tax asset / (liabilities)	(1,158)	(361)	453	(27)	2	(1,091)

The reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to such offset.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following attributes because it is not probable that future taxable profit will be available against which the Company can realize the benefits. Deferred tax assets for Canadian tax attributes are recognized based on management's determination that sufficient future taxable profits in Canada are expected to be available to utilize the benefits of the associated deductible temporary differences and unused tax losses.

	2024	2023
	$	$
Non-capital loss carry forwards	49,299	72,669
Other deductible temporary differences	14,661	18,370
Total unrecognized deductible temporary differences	63,960	91,039

Non-capital loss carryforwards expire pursuant to the table below and other deductible temporary differences have

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
an unlimited carry forward period pursuant to current tax laws.

Unrecognized non-capital tax losses

Non-capital tax losses for which no deferred tax asset was recognized expire as follows:

	2024	Expiry date	2023	Expiry date
	$		$
Expire	671	2042	24,289	2039-2042
Never expire	48,628	Indefinite	48,381	Indefinite
	49,299		72,670

Unrecognized deferred tax liabilities

As at December 31, 2024, the aggregate amount of temporary differences associated with investments in subsidiaries for which the Company has not recognized deferred tax liabilities is $15,014 (2023 - $8,790) as the Company ultimately controls whether the such liabilities will be incurred and it is satisfied that it will not be incurred in the foreseeable future. The temporary differences relate to undistributed earnings of the Company's subsidiaries.

19	Commitments and contingencies

Commitments

Refer to Note 6 for the Company’s obligations under lease liabilities as at December 31, 2024.

Contingencies

In the ordinary course of business, from time to time, the Company is involved in various claims related to operations, rights, commercial, employment, patent infringement or other claims. Although such matters cannot be predicted with certainty, management does not consider the Company’s exposure to these claims to be material to these financial statements.

20	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. Key management personnel includes the Company’s Directors and Officers.

Compensation awarded to key management personnel for the years ended December 31, 2024 and 2023 is as follows:

	December 31,
	2024	2023
	$	$
Salaries and benefits	3,538	4,689
Share-based compensation	3,638	4,318
	7,176	9,007

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

21	Capital management
The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic and acquisition growth and to provide returns to its shareholders. The Company defines capital as the aggregate of its capital stock and borrowings.

The Company manages its capital structure in accordance with changes in economic conditions. In order to maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances. The Company is not subject to any externally imposed capital requirements.

Refer to Note 12 for information on the Company’s capital stock. The Company currently does not have any borrowings.

22	Financial instruments and risk management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

The aging of trade receivables is as follows:

	2024	2023
	$	$
Not past due	30,561	26,161
1-30 days past due	3,601	4,727
31-60 days past due	2,154	2,757
61-90 days past due	1,009	941
91-120 days past due	422	284
Greater than 120 days past due	2,603	2,538
	40,350	37,408
Less: provision for expected credit losses	1,085	1,053
	39,265	36,355

Changes in the provision for expected credit losses was as follows:

	2024	2023
	$	$
Balance - January 1	1,053	719
Write-offs	(565)	(1,667)
Expected credit losses	597	2,001
Balance - December 31	1,085	1,053

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and the issuance of debt. Our trade and other payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to meet its forecast and continue to fund customer acquisition cost, infrastructure improvement, maintenance and administrative requirements, the Company may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

•Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from US dollar denominated cash, trade and other receivables, trade and other payables and borrowings in entities whose functional currency is other than US dollars. The net carrying value of these US denominated balances held in entities with Euro, Pound Sterling and Canadian dollars as their functional currency as at December 31, 2024 and 2023 presented in US dollars is as follows:

	2024		2023
	EUR	CAD	EUR	CAD
	$	$	$	$
Cash and cash equivalents	1,382	16,655	520	30,358
Trade and other receivables	1,286	1,877	783	1,692
Trade and other payables	(813)	(2,587)	(143)	(2,028)
	1,855	15,945	1,160	30,022

A 1% strengthening of the above currencies against the US dollar would have a corresponding increase (decrease) in net income (loss) by the amounts shown below. The sensitivity associated with a 1% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	EUR	CAD	Total
	$	$	$
2024	19	159	178
2023	12	300	312

•Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at December 31, 2024 and 2023 as there are no long-term borrowings outstanding.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)

•Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2024 and 2023.

Fair values

The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of a material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

•Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

•Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Contingent consideration is classified as a Level 3 financial instrument as the inputs are not observable and there is no market based activity. The fair value of the contingent consideration has been calculated using discounted cash flows and was $2,630 as at the date of acquisition. At December 31, 2023, management determined that the performance milestones for the fiscal year ended 2023 were not achieved, and therefore, a change in fair value of contingent consideration of $1.2 million was recognized, resulting in the extinguishment of the contingent consideration liability of $1.2 million.

During the years ended December 31, 2024 and 2023, there were no transfers of amounts between levels in the fair value hierarchy.

23	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(expressed in thousands of US dollars, except share amounts)
Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

Geographic information

The following table presents total revenues by geographic location for the years ended December 31:

	2024	2023
	$	$
North America
Canada	13,196	11,965
United States	150,826	125,627
Rest of World	52,909	43,247
	216,931	180,839

The following table presents property and equipment by geographic location as at December 31:

	2024	2023
	$	$
Canada	259	217
United States	384	404
Rest of World	1,360	1,487
	2,003	2,108

The following table presents ROU asset by geographic location as at December 31:

	2024	2023
	$	$
Canada	167	422
United States	200	202
Rest of World	764	718
	1,131	1,342